# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Coherent Corp., CIK 0000820318
CUSIP: 19247G107
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 375 Saxonburg Boulevard, Saxonburg, Pennsylvania (PA), 16056
Date of event which requires filing of this statement: 12/10/2025
Filed by CIK 0001910890
Persons authorized to receive notices and communications: Bain Capital Investors, LLC, 200 Claredon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- BCPE Watson (DE) BML, LP (CIK 0001910890): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 9,775,846; sole dispositive power 0; shared dispositive power 9,775,846; aggregate amount beneficially owned 9,775,846 (5.2% of the class)
  Comment: Rows 8,10 and 11: The Reporting Person holds 70,703 shares of Series B-2 Preferred Stock, which are convertible into 9,775,846 shares of Common Stock. On December 2, 2025, in accordance with the terms of the Statement with Respect to Shares, the Issuer elected to effect a mandatory conversion of the 106,865 shares of Series B-2 Convertible Preferred Stock then held by the Reporting Person into 14,775,938 shares of Common Stock. In connection with the sale reported herein, and prior to the effectiveness of the mandatory conversion, the Reporting Person effected a voluntary conversion of 36,162 shares of Series B-2 Preferred Stock into 5,000,000 shares of Common Stock. The mandatory conversion with respect to shares of Series B-2 Preferred Stock then held by the Reporting Person will be effective on December 15, 2025.
  
  Row 13: Based on (i) 157,153,611 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 5, 2025, (ii) 7,754,252 shares of Common Stock issued to the Reporting Person upon the conversion of 54,023 shares of Series B-1 Preferred Stock on November 7, 2025, (iii) 7,592,307 shares of Common Stock issued to the Reporting Person upon the conversion of 20,977 shares of Series B-1 Preferred Stock and 33,135 shares of Series B-2 Preferred Stock on November 24, 2025, (iv) 5,000,000 shares of Common Stock issued to the Reporting Person upon the conversion of 36,162 shares of Series B-2 Preferred Stock on December 10 and (v) 9,775,846 shares of Common Stock to issuable to the Reporting Person upon the conversion of Series B-2 Preferred Stock held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Coherent Corp.
Address of issuer's principal executive offices: 375 Saxonburg Boulevard, Saxonburg, Pennsylvania (PA), 16056
Comment: This Amendment No. 5 ("Amendment No. 5") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 11, 2022, as amended by Amendment No. 1 to Schedule 13D filed on March 7, 2024, Amendment No. 2 to Schedule 13D filed on November 12, 2025, Amendment No. 3 to Schedule 13D filed on November 24, 2025 and Amendment No.4 to Schedule 13D filed on December 4, 2025 (the "Initial Statement", together with this Amendment No. 5, the "Schedule 13D"), with respect to shares of Common Stock, no par value (the "Common Stock"), of Coherent Corp., a Pennsylvania corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

Conversion of Convertible Preferred Stock and sale of Common Stock

On December 10, 2025, the Reporting Person converted 36,162 shares of Series B-2 Convertible Preferred Stock, no par value per share held by the Reporting Person into 5,000,000 shares of Common Stock in accordance to the Statement with Respect to Shares.

On December 10, 2025, the Reporting Person sold 5,000,000 shares of Common Stock in a block trade pursuant to Rule 144 of the Securities Act of 1933 at a price of $189.55 per share, for an aggregate amount of $947,750,000.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Schedule 13D, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- BCPE Watson (DE) BML, LP: /s/ Joseph Robbins, Authorized Signatory of BCPE Watson (DE) BML GP, LLC (12/12/2025)